EXHIBIT 8.1


                   EXHIBIT 8.1-AMBEV'S MATERIAL SUBSIDIARIES

     AmBev's operations are conducted principally by CBB and, in the case of its international operations, by direct and indirect subsidiaries of CBB. The following is a list of the significant companies that AmBev controlled, either directly or indirectly, as of December 31, 2003:

     o Companhia Brasileira de Bebidas (CBB) (incorporated in Brazil). CBB is our principal operating subsidiary that engages in the production, distribution and marketing of beverages. AmBev controls 100% of the voting and 99.99% of the total equity of this entity.

     o Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     o Jalua Spain S.L. (incorporated in Spain). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     o Arosuco Aromas e Sucos S.A. (Arosuco) (incorporated in Brazil). Arosuco produces concentrates for our soft drinks and crowns. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     o CA Cervecera Nacional (CACN) (incorporated in Venezuela). CACN produces and distributes beer in Venezuela. AmBev controls, indirectly, 50.2% of the voting and total equity of this entity.

     o Cervecer{i'}a y Malter{i'}a Paysandu (Cympay) (incorporated in Uruguay). Cympay produces malt in Uruguay. AmBev controls indirectly, 97.228% of the voting and total equity of this entity.

     o AmBev Peru (incorporated in Peru). AmBev Peru produces and distributes carbonated soft drinks in Peru. AmBev controls indirectly 100% of the voting and total equity of this entity.

     o Ind{u'}stria del Atl{a'}ntico (IDA) (incorporated in Guatemala). IDA produces beer in Guatemala. AmBev controls indirectly 50% plus 1 share of the voting and total equity of this entity.

     o Cerveceria Suramericana (incorporated in Ecuador). Cerveceria Suramericana produces and distributes beer in Ecuador. AmBev controls indirectly 80% of the voting and total equity of this entity.

     o Embotelladora Dominicana CXA (Embodom) (incorporated in the Dominican Republic). Embodom currently produces and distributes carbonated soft drinks in the Dominican Republic. AmBev controls indirectly 51% of the voting and total equity of this entity.

     o Malter{i'}a Pampa S.A. and Malter{i'}a Uruguay S.A. (incorporated in Argentina and Uruguay, respectively). Malter{i'}a Pampa is a producer of malt in Argentina. Malter{i'}a


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        Pampa owns Malter{i'}a Uruguay S.A., an Uruguayan malt-producing company. AmBev controls, indirectly, 100% of the voting and total equity of this entity.

     o Monthiers S.A. (incorporated in Uruguay). AmBev controls indirectly 100% of the voting and total equity of this entity.

     o Agrega S.A. (incorporated in Brazil). Agrega is a 50%-50% joint venture between AmBev and Souza Cruz to manage the purchase of services and indirect materials.

     o Aspen Equities Corp; Brahmaco International Limited; Universal Brewery Limited-UBL; Lambic Holding SA; Lambic Chile SA; NCAQ SA; Hohneck Argentina SA; Hohneck Chile SA; Dunvegan SA; Cervejarias Reunidas Skol Cararu SA; CRBS SA; Pepsi Cola Engarrafadora Ltda; Dahlen SA; Antarctica Empreendimentos e Participa{c,}{o~}es SA-ANEP; Industria de Bebidas Antarctida do Sudeste SA; Distribuidora de Bebidas do Amazonas Ltda-Disbam; Fratelli Vita Ltda and Fazenda do Po{c,}o SA; are subsidiaries directly or indirectly controlled by AmBev, and are holding companies or have small operations in Brazil and abroad.